Sub-Item 77(Q)(e)

                INVESTMENT ADVISORY AGREEMENT
     AGREEMENT made this 6th day of June, 1996 by
and between Sage/Tso Trust (the "Trust"), a Delaware
business trust and Sage/Tso Investment Management L.P., a limited partnership (the "Adviser").
     1. Duties of Adviser. The Trust hereby appoints the Adviser to act as investment adviser to America Asia Allocation Growth Fund (the "Fund") for the period and on such terms set forth in this Agreement. The Trust employs the Adviser to manage the investment and reinvestment of the assets of the Fund, to determine in its discretion the assets to be held uninvested, to provide the Trust with records concerning the Adviser's activities which the Trust is required to maintain, and to render regular reports to the Trust's officers and Board of Trustees concerning the Adviser's discharge of the foregoing responsibilities. The Adviser shall discharge the foregoing responsibilities subject to the control of the officers and the Board of Trustees of the Trust, and in compliance with the objectives, policies and limitations set forth in the
Trust's Prospectus and Statement of Additional Information. The Adviser accepts such employment and agrees to render the services and to provide, at its own expense, the office space, furnishings, equipment and the personnel required by it to perform the services on the terms and for the compensation provided herein.
     2. Portfolio Transactions. The Adviser shall provide the Fund with a trading department. The Adviser shall select the brokers or dealers that will execute the
purchases and sales of securities for the Fund, and is directed to use its best efforts to ensure that the best available price and most favorable execution of securities transactions for the Fund are obtained. The Fund will bear all expenses associated with its investment activities, including, without limitation, brokerage commissions and custody expenses. Subject to policies established by the Board of Trustees of the Trust and communicated to the Adviser, it is understood that the Adviser will not be deemed to have acted unlawfully, or to have breached a fiduciary duty to the Trust or in respect of the Fund, or be in breach of any obligation owing to the Trust or in respect of the Fund under this Agreement, or otherwise, solely by reason of its having caused the Fund to pay a member of a securities exchange, a broker or a dealer a commission for effecting a securities transaction for the Fund in excess of the amount of commission that another member of an exchange, broker or dealer would have charged, if the Adviser determines in good faith that the commission paid was reasonable in relation to the brokerage or research services provided by such member, broker or dealer, viewed in terms of that particular transaction or the Adviser's overall responsibilities with respect to the accounts, including the Fund, as to which it exercises investment discretion. The Adviser will promptly communicate to the officers and Trustees of the Trust such information relating to Fund transactions as they may reasonably request.
     3. Compensation of the Adviser. For the services to be rendered by the Adviser as provided in Section 1 and 2 of this Agreement, the Fund shall pay to the Adviser within five business days after the end of each calendar month, a monthly fee of one twelfth of 2.00% of the Fund's average daily net assets for the month. The net asset value shall be calculated in the manner provided in the Fund's
Prospectus and Statement of Additional Information then in
effect.
     In the event of termination of this Agreement, the fee provided in this Section 3 shall be paid on a pro rata basis, based on the number of days when this Agreement was
in effect.
     4.   Reports.  The Fund and the Adviser agree to
furnish to each other such information regarding their operations with regard to their affairs as each may reasonably request.
     5. Status of Adviser. The services of the Adviser to the Fund are not to be deemed exclusive, and the Adviser shall be free to render similar services to others so long as its services to the Fund are not impaired thereby.
     6. Liability of Adviser. In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard by the Adviser of its obligations and duties hereunder, the Adviser shall not be subject to any liability whatsoever to the Fund, or to any shareholder of the Fund, for any error of judgement, mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder including, without limitation, for any losses that may be sustained in connection with the purchase, holding, redemption or sale of any security on
behalf of the Fund.
     7. Duration and Termination. This Agreement shall become effective on __________________ 1996, provided that first it is approved by the Board of Trustees of the Trust, including a majority of those trustees who are not parties to this Agreement or interested persons of any party hereto, in the manner provided in section 15(c) of the Investment Company Act of 1940, as amended (the "Act"), and by the holders of a majority of the outstanding voting securities of the Fund; and shall continue in effect until
________________  1998.   Thereafter, this Agreement may
continue in effect only if such continuance is approved at least annually by: (i) the Trust's Board of Trustees or,
(ii) by the vote of a majority of the outstanding voting securities of the Fund; and in either event by a vote of a majority of those trustees of the Trust who are not parties to this Agreement or interested persons of any such party in the manner provided in section 15(c) of the Act. This Agreement may be terminated by the Trust, at any time, without the payment of any penalty, by the Board of Trustees of the Trust or by vote of the holders of a majority of the outstanding voting securities of the Fund on 60 days'
written notice to the Adviser. This Agreement may be terminated by the Adviser at any time, without the payment of any penalty, upon not more than 60 days' written notice
to the Trust.  This Agreement will automatically terminate
in the event of its assignment. Any notice under this Agreement shall be given in writing, addressed and delivered or mailed postpaid, to the other party at the principal office of such party.
     As used in this Section 7, the terms "assignment", "interested person", and "a vote of a majority of the outstanding voting securities" shall have the respective meanings set forth in Section 2(a)(4), Section 2(a)(19) and
Section 2(a)(42) of the Act and Rule 18f-2 thereunder.
     8. Name of Adviser. The parties agree that the Adviser has a proprietary interest in the name "Sage/Tso Trust", and the Trust agrees to promptly take such action as may be necessary to delete from its name and/or the name of the Trust any reference to the name of the Adviser promptly after receipt from the Adviser of a written request therefore.
     9. Severability. If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.
     10.  Governing Law.  This agreement shall be governed
by and construed and interpreted in accordance with the laws of the Commonwealth of Virginia.
     11.  Records.  All records held by the Adviser which
are required to be maintained and preserved by the Fund in order to comply with Rules 31 a-1 and 31 a-2 of the Act remain the property of the Fund and will be surrendered promptly by the Adviser upon the request of the Fund.
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     IN WITNESS WHEREOF, the parties hereto have caused this
Agreement to be executed as of this ______ day of
____________, 1996.

ATTEST:                        SAGE/TSO TRUST


/s/ William Fang               /s/ James C. Tso
William Fang, Secretary        James C. Tso, President



ATTEST:                         SAGE/TSO INVESTMENT MANAGEMENT L.P.


/s/ William Fang                /s/ James C. Tso
William Fang, Secretary         James C. Tso, Managing Partner